THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC. (the "Fund")

     Effective December 31, 2000, existing shares of the Fund were designated as Initial shares and the Fund began offering a second class of shares, designated as Service shares, which are subject to a Rule 12b-1 Distribution Plan. The classes are identical, except as to the expenses borne by each class which may affect performance.

     The Fund's Board has adopted a Rule 12b-1 Distribution Plan (the "Distribution Plan") with respect to the Fund's Service shares pursuant to which the Fund pays its Distributor, Dreyfus Service Corporation (the "Distributor"), at an annual rate of 0.25% of the value of the average daily net assets of the Fund's Service shares for distributing Service shares, for advertising and marketing related to Service shares and for servicing and/or maintaining accounts of Service class shareholders. Under the Distribution Plan, the Distributor may make payments to insurance companies which entered into a participation agreement with the Fund in connection with certain variable annuity and variable life insurance separate accounts established by such insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products in respect of these services.

     Each share has one vote and shareholders will vote in the aggregate and not by class, except as otherwise required by law or with respect to any matter which affects only one class. Only shareholders of the Fund's Service shares will be entitled to vote on matters submitted to shareholders pertaining to the Service shares' Distribution Plan.